UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 0-17551

DYNAMIC OIL & GAS, INC.
(Translation of registrant’s name into English)

Suite 230 - 10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	Financial Statements for the Second Quarter Ended June 30, 2004

99.2	News Release dated August 16, 2004

99.3	Form 52-109FT2 - Certification of Interim Filings during Transition Period - CEO

99.4	Form 52-109FT2 - Certification of Interim Filings during Transition Period - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.

Date: August 16, 2004	By:	/s/ Mike Bardell
Mike Bardell
Chief Financial Officer
Corporate Secretary